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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Management, LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,325,325

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

9,325,325

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,325,325

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital (GP), LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,325,325

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

9,325,325

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

9,325,325

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Andrew Rechtschaffen.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,325,325

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

9,325,325

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
9,325,325

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Offshore Master, L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,326,617

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,326,617

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,326,617

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

This filing serves as a new Schedule 13D with respect to Obrem Capital (QP), L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,998,708

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,998,708

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,998,708

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 733 3rd Avenue, 11th Floor, New York, New York 10017.

(c) Andrew Rechtschaffen is the managing member of Obrem Capital Management, LLC and Obrem Capital (GP), LLC, each an investment management firms that serve as the investment manager and general partner, respectively, to Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Andrew Rechtschaffen is a citizen of the United States.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC are Delaware limited liability companies.  Obrem Capital Offshore Master, L.P. is a Cayman Islands exempted limited partnership.  Obrem Capital (QP), L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $73,549,623.09.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 12, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (“the Board”) expressing the Reporting Persons' desire to discuss potential alternatives through which the Issuer can create permanent shareholder value. As of the time of this filing, the Reporting Persons are collectively the beneficial owners of 13% of the Issuer's issued and outstanding Shares.  The Reporting Persons believe that shares of the Issuer are substantially undervalued and that the Board should explore strategic alternatives, including pursuing the sale of the entire company.   A copy of the letter sent to the Board dated March 12, 2008 is attached  hereto as Exhibit C and incorporated by reference herein.

In connection with their investment in the Shares of the Issuer, the Reporting Persons may also engage in communications with members of management and additional communications with the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 9,325,325 Shares or 13% of the Shares of the Issuer, based upon the 71,753,339 Shares outstanding as of February 25, 2008, according to the Issuer's most recent Form 10-K.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 5,326,617 Shares or 7.4% of the Shares of the Issuer. As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 3,998,708 Shares or 5.6% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 9,325,325 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,326,617 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,998,708 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 9,325,325 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,326,617 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,998,708 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

C. The March 12, 2008 letter to the Board of Directors of the Issuer is filed herewith as Exhibit C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated March 19, 2008, relating to the Common Stock, no par value, of Micrel, Incorporated shall be filed on behalf of the undersigned.

March 19, 2008
-----------------------
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	148,690.00	$8.01
3/11/2008	Common Stock, no par value	938.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/13/2008	Common Stock, no par value	168,799.00	$8.25
3/13/2008	Common Stock, no par value	131,201.00	$8.30
3/13/2008	Common Stock, no par value	20,000.00	$8.20
3/14/2008	Common Stock, no par value	275,371.00	$8.40
3/14/2008	Common Stock, no par value	82,800.00	$8.38
3/14/2008	Common Stock, no par value	25,000.00	$8.35
3/17/2008	Common Stock, no par value	71,000.00	$8.49
3/17/2008	Common Stock, no par value	123,300.00	$8.47
3/17/2008	Common Stock, no par value	15,000.00	$8.55
3/18/2008	Common Stock, no par value	74,300.00	$8.61
3/18/2008	Common Stock, no par value	411,400.00	$8.55
3/18/2008	Common Stock, no par value	146,000.00	$8.56
3/19/2008	Common Stock, no par value	305,000	$8.79
3/19/2008	Common Stock, no par value	243,334	$8.74
3/19/2008	Common Stock, no par value	332,820	$8.83

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/13/2008	Common Stock, no par value	96,639.00	$8.25
3/13/2008	Common Stock, no par value	75,121.00	$8.30
3/13/2008	Common Stock, no par value	11,450.00	$8.20
3/14/2008	Common Stock, no par value	157,661.00	$840
3/14/2008	Common Stock, no par value	47,410.00	$8.38
3/14/2008	Common Stock, no par value	14,310.00	$8.35
3/17/2008	Common Stock, no par value	40,650.00	$8.49
3/17/2008	Common Stock, no par value	70,590.00	$8.47
3/17/2008	Common Stock, no par value	8,590.00	$8.55
3/18/2008	Common Stock, no par value	42,470.00	$8.61
3/18/2008	Common Stock, no par value	235,140.00	$8.55
3/18/2008	Common Stock, no par value	83,450.00	$8.56
3/19/2008	Common Stock, no par value	174,330	$8.79
3/19/2008	Common Stock, no par value	139,084	$8.74
3/19/2008	Common Stock, no par value	190,230	$8.83

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	149,628.00	$8.01
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/13/2008	Common Stock, no par value	72,160.00	$8.25
3/13/2008	Common Stock, no par value	56,080.00	$8.30
3/13/2008	Common Stock, no par value	8,550.00	$8.20
3/14/2008	Common Stock, no par value	117,710.00	$8.400
3/14/2008	Common Stock, no par value	35,390.00	$8.38
3/14/2008	Common Stock, no par value	10,690.00	$8.35
3/17/2008	Common Stock, no par value	30,350.00	$8.50
3/17/2008	Common Stock, no par value	52,710.00	$8.47
3/17/2008	Common Stock, no par value	6,410.00	$8.55
3/18/2008	Common Stock, no par value	31,830.00	$8.61
3/18/2008	Common Stock, no par value	176,260.00	$8.55
3/18/2008	Common Stock, no par value	62,550.00	$8.56
3/19/2008	Common Stock, no par value	130,670	$8.79
3/19/2008	Common Stock, no par value	104,250	$8.74
3/19/2008	Common Stock, no par value	142,590	$8.83

Exhibit C

March 12, 2008

Micrel, Inc.
2180 Fortune Drive
San Jose, CA 95131
USA

Micrel Board of Directors c/o: Mr. Raymond D. Zinn, Chairman of the Board

Dear Sirs:

As of the date of this letter Obrem Capital Management (“Obrem”) owns approximately 6.9 million shares of Micrel (“Micrel” or “the Company”), representing approximately 9.62% of the outstanding shares. We are writing to request a meeting with the Board of Directors (“the Board”) of Micrel as soon as practical. We believe that shares of Micrel are substantially undervalued by the market and seek to engage the Board to proactively enhance shareholder value.

Obrem believes that Micrel’s management has failed to create shareholder value1 over the past decade despite the Company’s multiple competitive strengths, which include: 1) a strong technology platform, 2) valuable manufacturing know-how, 3) an attractive customer base, 4) a cash-rich, debt-free balance sheet, and 5) a solid reputation within the semiconductor industry.

Despite these strengths, Micrel has underperformed its high-performance analog “Peer Group”2 on numerous financial metrics, including:

•	Revenue growth (see Table 1)

•	EPS growth (see Tables 2-3)

•	Operating margin (see Tables 4-6)

•	Share price performance (see Chart 1 and Tables 7-8)

We believe there are several reasons for Micrel’s significant underperformance, including:

•	Insufficient manufacturing scale

•	A poorly developed outsourcing strategy and cost reduction roadmap

•	A bloated cost structure

After significant analysis and discussion with industry experts, we have concluded that the Board would maximize value for Micrel’s shareholders by selling the Company to a strategic buyer. We believe a diligent review by the Board will result in a similar view. We hope that, at a minimum, the Board will fulfill its fiduciary responsibility and create an independent special committee to examine strategies to maximize shareholder value.

 1 Shares of Micrel were $9.125, adjusted for splits, on Friday, March 13, 1998.

2 The “Peer Group” is defined as Analog Devices, Intersil, Linear Technology, Maxim Integrated Products, Microsemi, Monolithic Power Systems, O2 Micro International, Semtech, and Texas Instruments.

I.	Micrel’s Historical Performance

Despite Micrel’s numerous strengths, the Company has underperformed its peer group, the broader analog sector, and the entire semiconductor industry since 1999. This is demonstrable using a wide variety of short-term and long-term metrics.

Revenue growth. Between 1999 and 2007, Micrel’s revenue increased from $200.0mn to $258.0mn, a 3.2% CAGR, well below the 6.5% CAGR of the analog industry as a whole, and below that of relevant industry comparables. From 2002 (the industry bottom) through 2007, Micrel’s revenue CAGR has been just 4.7%, significantly below the overall analog industry CAGR (8.8%) and the semiconductor industry CAGR (12.6%). Excluding the revenue generated by the Kendin acquisition (purchased in 2001), which accounted for approximately 14% of 4Q 2007 revenue,4 top-line growth has been even weaker. In fact, according to data from the WSTS, in six of the last seven years Micrel’s revenue growth has trailed that of the analog sector as a whole (see Table 1).

Table 1: Revenue of Analog Sector, Semiconductor Industry and Micrel 1999-2007

	1999	2000	2001	2002	2003	2004	2005	2006	2007	CAGR 99-07	CAGR 02-07
Analog Sector ($bn)	22	31	23	24	27	31	32	37	37	6.5%	8.8%
y/y growth		38.0%	-23.9%	3.0%	12.1%	17.2%	1.6%	15.7%	-1.1%
Semiconductor Industry ($bn)	149	204	139	141	167	213	228	248	254	6.9%	12.6%
y/y growth		36.8%	-32.0%	1.2%	18.3%	27.9%	6.8%	8.9%	2.7%
Micrel (Smn)	200	346	218	205	212	258	250	273	258	3.2%	4.7%
y/y growth		73.2%	-37.1%	-6.0%	3.4%	21.7%	-2.8%	9.2%	-5.6%

Source: Company reports, WSTS

EPS growth.  Micrel’s EPS growth compares unfavorably with its Peer Group, with 2007 EPS of $0.50  just 30% higher than its 1999 EPS of $0.394, and below 2000 (“Tech Bubble”) levels.  Micrel’s EPS CAGR from 1999 through 2007 is just 3.3% (see Table 2).

Table 2: Micrel Non-GAAP EPS 1999-2007

	1999	2000	2001	2002	2003	2004	2005	2006	2007	EPS CAGR 1999-2007
Micrel	$0.39	$0.81	$0.17	($0.06)	$0.05	$0.27	$0.36	$0.54	$0.50	3.3%

Source: Micrel filings

The EPS growth of Micrel’s high-performance analog Peer Group is significantly above Micrel’s (see Table 3).

3 Using Ethernet revenue as a proxy for Kendin, with figures provided by Micrel CFO Rick Crowley on the 4Q07 conference call, January 31, 2008.

4 Adjusted for stock splits.

Table 3: Non-GAAP EPS Micrel and comparable group 1999 and 2007

	1999	2007	EPS CAGR[1] 1999-2007
Analog Devices	$0.73	$1.53	9.7%
Linear Technology	$0.70	$1.69	11.6%
Maxim[2]	$0.79	$1.17	5.0%
Microsemi	$0.05	$0.85	42.5%
Semtech	$0.42	$0.68	6.2%
Texas Instruments	$0.90	$1.96	10.2%
Micrel	$0.39	$0.50	3.3%

1 EPS has been calendarized to provide consistency.
2 2007 is based on consensus analyst estimates as company is delinquent in filings.

Source: Company filings, Bloomberg

We have excluded Intersil, Monolithic Power and O2 Micro from this comparison since they all went public at later dates; however, each of them has achieved significantly more rapid EPS growth than Micrel.

Operating margin. Micrel’s operating margin of 18.4% in 2007 was at the lower end of its high-performance analog industry Peer Group. In 2007, companies in the Peer Group had operating margins ranging from a low of 13.7% to a high of 54.0%, with Micrel ranking among the bottom three (see Table 4).

Table 4: Operating margin1 of Micrel and Peer Group

	2007 Revenues ($mn)	2007 Operating Margin
Analog Devices	2,662	21.2%
Intersil	757	27.9%
Linear Technology	1,093	54.0%
Maxim[2]	2,070	36.0%
Microsemi	463	24.4%
Monolithic Power	134	22.5%
O2 Micro	166	15.7%
Semtech	285	13.7%
Texas Instruments	13,834	25.3%
Micrel	258	18.4%

1 Operating Margin has been calendarized to provide consistency.
2 2007 is based on consensus analyst estimates as company is delinquent in filings.
Source: Company filings, Bloomberg

Perhaps more importantly, Micrel’s current operating margins compare poorly to its own historical levels. Micrel achieved “tech bubble” peak operating margins of 32.8% in 2000 and had 26.4% operating margins in 1999, but in 2007 had operating margins of just 18.4% (see Table 5).

Table 5: Micrel Margins 1999, 2000, 2007

	1999	2000	2007
Gross margin	55.7%	57.6%	57.1%
Operating Margin	26.4%	32.8%	18.4%

Source: Company filings, Bloomberg

Over the last 5 years, Micrel has returned its gross margins to historically high levels but appears to be doing so with a bloated operating expense structure. It is noteworthy that Micrel’s operating income in 2007 was roughly flat with 1999 despite almost 30% higher revenue. All of Micrel’s Peer Group companies, except for Maxim and Semtech, exceeded their own 1999 operating margins in 2007 (see Table 6).

Table 6: Peer Group Operating Margins

	1999	2000	2007
Analog Devices	20.0%	31.6%	21.2%
Intersil	10.5%	16.3%	27.9%
Linear Technology	51.5%	55.6%	54.0%
Maxim[2]	40.1%	37.9%	36.0%
Microsemi	3.6%	9.6%	24.4%
02 Micro	2.9%	14.4%	15.7%
Semtech	25.0%	29.9%	13.7%
Texas Instruments	20.4%	22.8%	25.3%
Micrel	26.4%	32.8%	18.4%

1 Operating Margin has been calendarized to provide consistency.
2 2007 is based on consensus analyst estimates as company is delinquent in filings.
Source: Company filings, Bloomberg

Share price performance. Shares of Micrel have underperformed their Peer Group over the last decade (see Chart 1 and Table 7).

Chart 1: Peer Group Share Price Performance
March 13, 1998-March 12, 2008

Table 7: Peer Group price performance March 13, 1998 to March 12, 2008

Company	Price on 13-Mar-98	Price on 12-Mar-08	Percent Change
Analog Devices	$16.88	$27.84	65.0%
Linear Technology	$17.72	$29.72	67.7%
Maxim	$18.97	$17.95	(5.4%)
Microsemi	$4.63	$21.18	357.9%
Semtech	$6.53	$13.64	108.8%
Texas Instruments	$13.55	$28.38	109.5%
Semiconductor Industry (SOX)	294.99	345.13	17.0%
Micrel	$9.13	$8.27	(9.4%)

Source: Bloomberg

In addition, Table 8 illustrates that Micrel underperformed relevant peers from the time of their IPOs through today.

Table 8: Micrel stock price performance versus recently IPOd Peer Group

Company	IPO Date	Price on IPO date	Price on 12-Mar-08	Percent Change
Intersil	10-Sep-99	$31.12	$25.38	(18.4%)
Micrel		$24.22	$8.27	(65.9%)

02 Micro	23-Aug-00	$20.77	$8.01	(61.4%)
Micrel		$60.44	$8.27	(86.3%)

Monolithic Power	18-Nov-04	$8.50	$16.91	98.9%
Micrel		$11.89	$8.27	(30.4%)

Source: Bloomberg

II.	Obrem has analyzed Micrel’s strengths and weaknesses and believes there are several issues that continue to weigh on Micrel’s performance.

Insufficient manufacturing scale. Micrel owns a 6” fab, with a 28,000 square foot clean room facility based in San Jose, California. Despite consolidating its two fabs into a single facility, Micrel’s fab remains significantly underutilized at 57% utilization in 4Q07 (down from 60% in 3Q07), with management guiding for further declines in 1 Q08.5  Obrem believes that Micrel lacks the scale to fully benefit from ownership of its fab. Micrel has indicated that it could achieve gross margins in the 60%- 70% range if it could increase revenue to over $80mn per quarter.6  However, management has not indicated that it expects to achieve such growth in the foreseeable future.7  Our analysis suggests that Micrel’s underutilized fab could prove a valuable asset to a company with production levels that could more adequately utilize the fab.

Poorly developed outsourcing strategy and cost reduction roadmap. Micrel produced 95% of its parts in-house (with Ethernet representing the outsourced portion) in 2007. While in-house manufacturing enhances capacity utilization, we believe that Micrel is at a competitive disadvantage in terms of its manufacturing strategy. Though analog development is not driven by Moore’s law to the same extent as digital ICs, Micrel’s high-performance analog competitors have taken advantage of 8” wafers, smaller feature sizes (extending as low as .18 micron), and standard manufacturing processes.8  There are times where utilizing a foundry can help reduce costs and use of 8” capacity can be beneficial.9  However, Micrel is in a challenging position as incremental outsourcing would further reduce already depressed utilization. Furthermore, Micrel does not have adequate revenue to justify the costs to upgrade to an 8” facility. Micrel has competed more successfully in certain high-end markets (i.e. handsets), but less so in mid-range and low-end markets, which Obrem believes could reflect a somewhat limited cost reduction roadmap. Several upstarts, such as Monolithic Power (founded in 1997 by former Micrel employees Michael Hsing and Jim Moyer), have been able to garner healthy market share and generate gross margins in the 60-65% range. By having a well defined outsourcing and cost reduction roadmap, they have benefited by being fabless and have grown significantly despite having far less industry experience and customer rapport than Micrel. To our knowledge, Micrel does not possess a clear cost reduction roadmap via the use of outsourcing to foundries.10

5 According to Micrel 4Q07 conference call transcript, held 1/31/08.

6 Micrel 2006 and 2007 Analyst Days. Multiple analyst reports citing Micrel management.

7 According to Micrel 4Q07 conference call transcript, 1/31/08, the Company expects revenue growth in excess of the market in 2008, which is unlikely to result in revenue growth of this magnitude. Notably, in Micrel’s 1Q07 call (transcript 4/25/07) management guided growth in excess of the Company’s forecast semiconductor industry market growth of 5-10%. Micrel’s revenue declined 5.6% in 2007.

8 See p117 of Intersil’s 2008 Analyst Day presentation, commentary from others in Peer Group, and fact that several in Peer Group have modified/upgraded 6 “ facilities to 8”.

9 See note 8.

10 Micrel management has indicated that its capital spending for 2008, projected at $16-22mn, will in part fund technology for smaller process technologies, but management has not articulated a cost reducing outsourcing strategy.

Bloated cost structure. Micrel currently enjoys gross margins that are toward the higher-end of the analog segment. Despite these solid gross margins, and the steady improvement it has enjoyed from a low of 28% in 3Q02, Micrel has surprisingly low operating margins. Although Micrel’s revenue has grown 30% since 1999, operating margins have declined 800bps. This compares unfavorably with almost all of its competitors, with only Maxim and Semtech below 1999 operating margin levels. Obrem believes that while Micrel has effectively focused on pursuing higher gross margin business, the Company has been unable to adequately manage overall expense growth.

III.	Conclusion

While Obrem acknowledges the significant ongoing share repurchases by the Company, management has failed to create permanent value for shareholders. We believe that the market continues to significantly undervalue Micrel’s shares and we call upon the Board to take action to rectify this situation.

Unfortunately, Obrem believes that management will be challenged to overcome the issues that we have outlined. Management on numerous occasions has discussed design wins, excitement regarding new customers and products, and strong order growth.11  Despite this enthusiasm, however, Micrel has consistently grown below market rates. There is no evidence to suggest that Micrel can accelerate sales growth to better leverage operating expenses or significantly improve utilization. In addition, management has not articulated an outsourcing strategy or a cost reduction roadmap. We doubt that management can surmount the Company’s challenges and feel it is incumbent upon the Board to explore options to create permanent shareholder value.

Obrem believes there is a simple solution. All of these issues could be resolved by a sale to a larger semiconductor company. Numerous competitors could benefit from Micrel’s manufacturing expertise and would ensure high utilization, increasing the gross margin profile of the fab. An acquirer could quickly migrate some of Micrel’s parts to foundries, lower costs, and fill Micrel’s fab with appropriate 6” parts. In addition, Micrel’s product roadmap could be enhanced with die shrinks and new processes to lower costs and open additional markets. Alternatively, an acquirer could close the fab, move some production in-house and some to foundry partners, and immediately reduce significant overhead. When factoring in the significant potential operational synergies as well as potential top-line benefits from cross-selling products and opening new channels, an acquirer could pay a substantial premium to acquire Micrel shares in an accretive transaction.

We appreciate the Board’s attention to this matter. As interested and committed shareholders we look forward to a response within one week of receipt of this letter and would appreciate a meeting with the Board as soon as possible to discuss the issues that we have raised.

Sincerely,

Andrew Rechtschaffen

Managing Member, Obrem Capital Management

Eric Gomberg

Senior Analyst, Obrem Capital Management

cc:	Michael J. Callahan

David W. Conrath

Neil J. Miotto

Frank W. Schneider

11 See multiple earnings call transcripts, analyst days, etc.

SK 25940 0001 865541